February 21, 2006

Via U.S. Mail and Facsimile

Jurgen E. Schrempp
Chairman
DaimlerChrysler AG
Epplestrasse 225
70567
Stuttgart, Germany

RE:		DaimlerChrysler AG
		Form 20-F for the fiscal year ended December 31, 2004 Response letter dated August 15, 2005
		Response letter dated December 12, 2005
		File No. 1-12356

Dear Mr. Schrempp:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004, and response letter dated August 15, 2005, and December 12, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that your apparent self-description on the website www.business-africa.com states that your dealerships serve customers in all African countries, including Sudan. We note an August 2004 press report that a Mercedes vehicle was displayed at an international trade fair in Sudan. In light of the fact that Sudan is identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us your operations and/or contacts in Sudan, including operations and/or contacts of subsidiaries, affiliates and related entities. Your response should discuss the amount of revenue derived from the operations and/or contacts; any potential military uses of products or services provided; the materiality to you of the operations and/or contacts in Sudan; and your view as to whether those operations and/or contacts, individually or in the aggregate with operations and/or contacts in Iran and Syria, constitute a material investment risk for your security holders. In addressing materiality and investment risk, please provide both your conclusions and your underlying analysis.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism; Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, Dartmouth College and Amherst College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions. Your analysis should also address the potential impact of your contacts with Iran,
Sudan and Syria on your reputation and sales in the U.S. and other markets.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Dr. Peter Waskonig
		Vice President and General Counsel
	DaimlerChrysler AG

		Max Webb
		Assistant Director
		Division of Corporation Finance
Jurgen E. Schremp
DaimlerChrysler AG
February 21, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE